Exhibit (a)(1)(D)

SILGAN HOLDINGS INC.

OFFER TO PURCHASE FOR CASH BY

SILGAN HOLDINGS INC.

SHARES OF ITS COMMON STOCK HAVING

AN AGGREGATE PURCHASE PRICE OF $200 MILLION,

UP TO A MAXIMUM OF 3,652,968 SHARES

AT A PURCHASE PRICE NOT GREATER THAN $58.50

NOR LESS THAN $54.75 PER SHARE IN A MODIFIED DUTCH AUCTION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,

NEW YORK TIME ON MARCH 10, 2015, UNLESS THE OFFER IS EXTENDED.

SILGAN HOLDINGS INC. MAY EXTEND THE OFFER PERIOD AT ANY TIME.

February 9, 2015

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

Silgan Holdings Inc., a Delaware corporation (“Silgan”), is offering to purchase for cash shares of its common stock, par value $0.01 per share, having an aggregate purchase price of, or as close as possible without exceeding, $200 million at a price not greater than $58.50 nor less than $54.75 per share, to the seller in cash, without interest (the “Offer”), as specified by stockholders tendering their shares, or such lesser amount of shares as are properly tendered.

Given the prices specified by tendering stockholders and the number of shares tendered and not properly withdrawn, Silgan will select the lowest purchase price per share specified by tendering stockholders (the “Selected Price”) that will enable Silgan to purchase shares having an aggregate purchase price of, or as close as possible without exceeding, $200 million or, if shares with an aggregate value of less than $200 million are tendered at or below the maximum price of $58.50 per share, all shares that are properly tendered and not properly withdrawn. All shares acquired in the Offer will be purchased at the Selected Price. Silgan will not purchase fractional shares in the Offer. The total number of shares purchased by Silgan will be rounded down to the largest number of whole shares that can be purchased for $200 million.

Silgan’s Offer is being made upon the terms and subject to the conditions set forth in its Offer to Purchase, dated February 9, 2015, and in the related Letter of Transmittal which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the Offer.

Only shares properly tendered at prices equal to or below the Selected Price and not properly withdrawn will be purchased. However, because of the proration provisions described in the Offer to Purchase, all of the shares tendered at or below the Selected Price may not be purchased if shares having an aggregate purchase price of more than $200 million are properly tendered. All shares tendered and not purchased, including shares tendered at prices above the Selected Price and shares not purchased because of proration or the conditional tender procedures, will be returned at Silgan’s expense promptly following the expiration date.

Silgan reserves the right, in its sole discretion, to purchase shares having an aggregate purchase price of more than $200 million pursuant to the Offer, subject to applicable law.

The Offer is not conditioned on any minimum number of shares being tendered or the receipt of financing. The Offer is, however, subject to other conditions described in the Offer to Purchase.

If the number of shares tendered at or below the Selected Price have an aggregate purchase price in excess of $200 million, as measured at such Selected Price, Silgan will purchase shares at the Selected Price on a pro rata basis (subject to the “odd lot” priority as described in Section 1 of the Offer to Purchase and the considerations for conditional tenders as described in Section 6 of the Offer to Purchase) from all stockholders who properly tendered shares at or below the Selected Price, with appropriate adjustments to avoid purchases of fractional shares.

For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

•	Offer to Purchase, dated February 9, 2015;

•	Letter that you may send to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with space provided for obtaining those clients’ instructions with regard to the Offer;

•	Letter of Transmittal for your use and for the information of your clients (together with accompanying instructions and Form W-9);

•	Notice of Guaranteed Delivery to be used to accept the Offer if the share certificates and all other required documents cannot be delivered to the depositary before the expiration date or if the procedure for book-entry transfer cannot be completed before the expiration date; and

•	Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. The Offer and withdrawal rights will expire at 5:00 p.m., New York time, on March 10, 2015, unless the Offer is extended.

No fees or commissions will be payable to brokers, dealers, commercial banks, trust companies or any person for soliciting tenders of shares under the Offer (other than fees paid to the dealer manager, the depositary and the information agent as described in the Offer to Purchase). Silgan will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to the beneficial owners of shares held by you as a nominee or in a fiduciary capacity. Silgan will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares, except as otherwise provided in the Offer to Purchase and Letter of Transmittal.

In order to properly tender shares under the Offer, a stockholder must do EITHER (1) OR (2) below:

(1) Provide that the depositary receives the following before the Offer expires:

•	either (a) certificates for the shares or (b) a confirmation of receipt for the shares pursuant to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase;

•	either (a) a properly completed and executed Letter of Transmittal, including any required signature guarantees or (b) an “agent’s message” of the type described in Section 3 of the Offer to Purchase in the case of a book-entry transfer; and

•	any other documents required by the Letter of Transmittal.

(2) Comply with the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase.

Any inquiries you may have with respect to the Offer should be addressed to the information agent, Georgeson, at its address and telephone number set forth on the back page of the Offer to Purchase.

Additional copies of the enclosed material may be obtained from Georgeson, by calling it at (866) 729-6811.

Very truly yours,

Citigroup

Enclosures

Nothing contained herein or in the enclosed documents shall constitute you or any other person as the agent of Silgan Holdings Inc., the dealer manager, the information agent or the depositary or any affiliate of the foregoing, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the documents enclosed herewith and the statements contained therein.

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